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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------



                                   F O R M 6-K

                      Pursuant to Section 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                           For the month of May 2000



                                 RADVISION LTD.
                              (Name of Registrant)




                 24 Raoul Wallenberg St., Tel Aviv 69719 Israel
                     (Address of Principal Executive Office)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F X        Form 40-F __


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes __             No  X


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




                                 RADVISION LTD.





6-K Items


1. RADVision Ltd. Press Release dated May 1, 2000 Announcing First Quarter 2000 Results.


2. RADVision Ltd. Press Release dated May 1, 2000 Appointing Chief Operating Officer.

                                                                          ITEM 1

RADVISION


FOR IMMEDIATE RELEASE

Contact:      David Seligman
              CFO
              RADVision, Ltd.
              Tel: 972.3.645.5446
              Seligman@tlv.radvision.com
              www.radvision.com

              Karen Gurwitz
              Dir. Corporate Communications
              RADVision, Inc.
              Tel: 201.529.4300, x305
              kgurwitz@radvision.com
              www.radvision.com


                 RADVISION ANNOUNCES 2000 FIRST QUARTER RESULTS

                  Record High Revenue Driven by Pent Up Demand
                 for Real-time Voice and Video Over IP Solutions


Tel Aviv, Israel, May 1, 2000 -- RADVision Ltd. (NASDAQ: RVSN), the leading provider of award-winning, industry-standard products and technology for real-time voice and video communication over IP, today announced results for the first quarter ended March 31, 2000. Revenues totaled $7.8 million compared with $3.4 million reported in the first quarter of 1999 and $5.6 million in the fourth quarter of 1999, an increase of $4.4 million or 129% and $2.2 million or 39% respectively. Net loss for the quarter was $521,000, a loss of $0.04 per share, compared with a net loss of $65,000 or $0.00 per share for the first quarter of 1999 and a net loss of $1,779,000 or $0.13 per share for the fourth quarter of 1999.

Ami Amir, RADVision's CEO said, "Results for our first quarter as a public company were very good, and exceeded our expectations across our entire product line. Now that our significant partners like Cisco and Polycom offer our products as part of their total solutions, we are seeing an extremely high rate of adoption of our IP based networking products. We believe that the significant increase in business is driven by enterprises beginning to implement their strategic plans to integrate real time IP based voice and video communication capabilities into their networking infrastructure."


                                    - more -

About RADVision

RADVision is a leading provider of products and technology that enable real-time voice, video and data communications over packet networks, including the Internet and other networks based on the Internet protocol or IP. RADVision's products and technology are used by RADVision customers to develop systems that enable enterprises and service providers to use next generation packet networks for real-time IP communications. RADVision is actively involved in the development of the industry standards that are driving the emergence and growth of the use of packet networks for real-time communications, and was the first-to-market with enabling technology and the products required for the transmission of real-time voice, video and data over packet networks. As a result, RADVision is well positioned to lead the market with products and technology that enable enterprises and service providers to migrate their voice and video communications from traditional telephone networks to next generation packet networks. The company's products and technology include standards-based gateways, conferencing bridges, gatekeepers and software toolkits. For more information, please visit our website at: www.radvision.com

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities and Exchange Commission, including RADVISION's Form F-1.

                                       ###
                            All trademarks recognized

                             -- Tables to Follow --

                                 RADVision LTD.
                        Consolidated Statement of Income
                           (U.S. Dollars in thousands)

                                                        (Unaudited)
                                                   Three Months Ended March 31
                                                       2000             1999
                                                       ----             ----

Sales                                                  7,827           $3,393
Cost of Sales                                          1,944              454
                                              ---------------   --------------
Gross Profit                                           5,883            2,939



Research and Development, Net                          2,294            1,200
Marketing and Selling, Net                             3,610            1,661
General and Administration                               615              240
                                              ---------------   --------------

Operating Income (Loss)                                 (636)            (162)

Financial Income (net)                                   115               97

Net Income/(Loss)                                     $ (521)           $ (65)
                                              ---------------   --------------

Earnings per Share (U.S. Dollars)                     ($0.04)           $0.00

Weighted Average Number of Shares                 14,626,504       13,485,221
Outstanding During the Period

                                              ===============   ==============


                                   -- more --

                                 RADVision LTD.
                           Consolidated Balance Sheet
                           (U.S. Dollars in thousands)

                                              March 31              December 31
                                                 2000                  1999
                                            (Unaudited)              (Audited)
Assets
Cash and Short Term Deposit                    $ 85,245                $  2,605
Receivable - Trade                                3,700                   3,214
Receivable - Other                                1,620                   1,517
Inventory                                         4,070                   2,433
                                         --------------        ----------------
Current Assets                                   94,635                   9,769

Long Term Investments                             7,097                     ---
                                         --------------        ----------------

Severance Pay Fund                                  554                     470
                                         --------------        ----------------

Equipment
Cost                                              4,911                   4,400
Less Accumulated Depreciation                     1,623                   1,379
                                         --------------        ----------------
                                                  3,288                   3,021

Total Assets                                    105,574                $ 13,260
                                         --------------        ----------------

                                         ==============        ================


Liabilities and Equity
Short Term Debt                                   $  63                 $    64
Payable - Trade                                   2,432                   2,558
Other Payables & Accrued Expenses                 9,848                   6,333
                                         --------------        ----------------
Current Liabilities                              12,343                   8,955

Accrued Severance Pay                               900                     757
                                         --------------        ----------------

Bank Loans                                           52                      67
                                         --------------        ----------------

Shareholder's Equity
Share Capital                                       147                      21
Capital Surplus                                 103,047                  13,789
Deferred compensation                            (1,117)                 (1,052)
Accumulated deficit                              (9,798)                 (9,277)
                                         --------------        ----------------
                                                 92,279                   3,481

Total Liabilities                               105,574                $ 13,260
                                         --------------        ----------------

                                         ==============        ================

                                      # # #

                                                                          ITEM 2

RADVISON

For Immediate Release

Contact:  Karen Gurwitz                            David Seligman
          Dir. Corporate Communications            CFO
          RADVision, Inc.                          RADVision, Ltd.
          Tel: 201.529.4300, x305                  Tel: 972.3.645.5446
          kgurwitz@radvision.com                   Seligman@tlv.radvision.com
          http://www.radvision.com                 http://www.radvision.com

     RADVision Appoints Chief Operating Officer to Manage Accelerated Growth

Tel Aviv, Israel, May 1, 2000 -- RADVision Ltd. (NASDAQ: RVSN), the leading provider of award-winning, industry-standard products and technology for real-time voice and video communication over IP, today announced the promotion of Shykeh Gordon to Chief Operating Officer. Mr. Gordon, who will be reporting to Ami Amir, RADVision's Chief Executive Officer, will be responsible for Sales, R&D, Customer Support and Production. Mr. Amir will continue to be responsible for the more strategic and long-term functions.

Ami Amir said, "RADVision has grown tremendously over the past two years and we are now seeing this growth accelerate. The new organizational structure will enable us to better manage this growth, and in parallel, to continue to develop strategies and establish additional key relationships with other industry leaders. Shykeh brings excellent managerial and operational skills to this new position plus intimate knowledge of all aspects of our business."

Shykeh Gordon joined RADVision in 1995 as President of RADVision's US subsidiary. Since May 1999, he has served as Vice President of Global Sales. Mr. Gordon has been an essential part of RADVision' success in doubling sales in the last three consecutive years.

About RADVision

RADVision is a leading provider of products and technology that enable real-time voice, video and data communications over packet networks, including the Internet and other networks based on the Internet Protocol or IP. RADVision's products and technology are used by RADVision customers to develop systems that enable enterprises and service providers to use next generation packet networks for real-time IP communications. RADVision is actively involved in the development of the industry standards that are driving the emergence and growth of the use of packet networks for real-time communications, and was the first-to-market with enabling technology and the products required for the transmission of real-time voice, video and data over packet networks. As a result, RADVision is well positioned to lead the market with products and technology that enable enterprises and service providers to migrate their voice and video communications from traditional telephone networks to next generation packet networks. The company's products and technology include standards-based gateways, conferencing bridges, gatekeepers and software toolkits. For more information, please visit our website at: www.radvision.com

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVision's filings with the Securities and Exchange Commission, including RADVision's Form F-1 registration statement.

                                       ###
                            All trademarks recognized

                                   SIGNATURES




     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                  RADVISION LTD.
                                                 ----------------
                                                   (Registrant)



                                                   By   /s/David Seligman
                                                        -----------------

                                                      David Seligman
                                                      Chief Financial Officer


Dated: May 3, 2000